Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Schedule TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934


                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
                        (Name of Filing Person (Offeror))

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    636918302
                      (CUSIP Number of Class of Securities)

                                  James J. Bigl
                             Chief Executive Officer
                   National Medical Health Card Systems, Inc.
                              26 Harbor Park Drive
                         Port Washington, New York 11050
                                 (516) 626-0007
                    (Name, address, and telephone numbers of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                             Steven I. Suzzan, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103

CALCULATION OF FILING FEE

Transaction valuation: Not Applicable   Amount of filing fee: Not Applicable

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.: ________________

Filing Party:__________________

Date Filed: ___________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Additional Information and Where to Find It

     In connection with the previously announced proposed transaction with New Mountain Partners, the Company has filed a preliminary proxy statement and will file a tender offer statement with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND FINAL PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement and the tender offer statement (when available), and other documents filed by the company with the Commission at the Commission's website at http://www.sec.gov. Free copies of the proxy statement and the tender offer statement, once available, and the company's other filings with the Commission may also be obtained from the company. Free copies of the company's filings may be obtained by directing a request to the company, 26 Harbor Park Drive, Port Washington, New York 11050, Attention: Investor Relations, Telephone: (800) 251-3883, or on the company's website at http://www.nmhc.com.

Participants in the Solicitation

     The Company and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in favor of the transaction with New Mountain Partners. Information concerning persons who may be considered participants in the solicitation of the Company's stockholders under the rules of the Commission will be set forth in the Company's proxy statement to be filed in connection with the transaction.


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EXHIBIT INDEX


Exhibit 99      Presentation of February 4, 2004